August 6, 2018

Michael Wang
Chief Executive Officer
CooTek (Cayman) Inc.
2nd Floor, Building 7, No. 2007 Hongmei Road, Xuhui District
Shanghai, 201103
People's Republic of China

       Re: CooTek (Cayman) Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 23, 2018
           CIK No. 0001734262

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 6, 2018 letter.

Draft Registration Statement on Form F-1

Risk Factors, page 15

1. Please provide risk factor disclosure explaining that as a result of your election to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates.
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany2018
August 6, NameCooTek (Cayman) Inc.
August 6, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Effectiveness of monetization, page 78

2. Please revise to explain the reasons for the quarterly fluctuations in the percentage changes in the effective price per impression and the number of average daily impressions delivered on global portfolio products.
Quantitative and Qualitative Disclosures about Market Risk, page 95

3. You state that the majority of your expenses and a certain percentage of your revenues are denominated in RMB. To the extent that the conversion of U.S. dollars into RMB has materially impacted your historical financial results, please include a discussion of any known trends that you reasonably expect will have a material favorable or unfavorable impact on your financial results. Refer to Item 5.A and 5.D of Form
20-F.

Unaudited Condensed Financial Statements as of June 30, 2018
Unaudited Condensed Consolidated Statements of Operations, page F-43

4. We note your disclosure that pro forma EPS is not presented because the effect of the conversion of the outstanding convertible redeemable preferred stock would be anti-
         dilutive. Considering you present pro forma information on the face of the historical condensed balance sheet to reflect the conversion of these shares into ordinary shares, please also include pro forma EPS on the face of the historical statement of operations for the most recent period. Your footnotes should also disclose pro forma EPS for the most recent annual period and reflect the calculation of pro forma EPS for both periods. Pro forma EPS information for the most recent fiscal year should also be presented in the summary consolidated financial data and selected consolidated financial data tables.
General

5. On page 77, you include North Korea among countries that comprise East Asia, one of the regions with active users of your products. We also are aware of publicly available industry reports that mobile devices produced by several of the business partners you identify on your website are available in Iran, North Korea, Sudan and/or Syria. Iran,
         North Korea, Sudan and Syria are countries that are designated by the U.S. Department of
         State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the draft registration statement about contacts with the referenced countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Iran, North Korea, Sudan and Syria, including with their governments, whether through business partners, customers or other direct or indirect arrangements.
         You may contact Rebekah Lindsey, Staff Accountant, at 202-551-3303 or Kathleen
 Michael Wang
CooTek (Cayman) Inc.
August 6, 2018
Page 3

Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or Barbara C.
Jacobs, Assistant Director, at 202-551-3735 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Wang
                                                           Division of
Corporation Finance
Comapany NameCooTek (Cayman) Inc.
                                                           Office of
Information Technologies
August 6, 2018 Page 3                                      and Services
FirstName LastName